SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 93184 / September 29, 2021

Admin. Proc. File No. 3-20339

In the Matter of

CATHAYONLINE, INC. (F/K/A LAZZARA
FINANCIAL ASSET RECOVERY, INC.)

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities
Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the
public interest to revoke the registration of the company's securities.

APPEARANCES:

   Christopher Bruckmann and *Gina Joyce* for the Division of Enforcement.

CathayOnline, Inc. (f/k/a Lazzara Financial Asset Recovery, Inc.) ("Respondent") (CIK No. 1098390 and 1100318; ticker: CTYO),[1] an issuer with a class of securities registered with the Commission, failed to file an answer in response to an order instituting proceedings (the "OIP") alleging that it did not file required periodic reports.[2] Respondent again failed to respond to an order to show cause why it should not be found in default.[3] We now find Respondent to be in default, deem the allegations of the OIP to be true, and revoke the registrations of its securities.

I.   Background

A.   The Commission issued an order instituting proceedings against Respondent alleging that it violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On May 25, 2021, the Commission issued the OIP against Respondent pursuant to Section 12(j) of the Securities Exchange Act of 1934. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[4]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[5] The periodic reports are required to be filed even if the registration is voluntary under Section 12(g).[6] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[7] These requirements are imposed "for the proper protection of

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[1]   Respondent has used two different CIK numbers to make filings with the Commission. *See also infra* note 15.

[2]   *CathayOnline, Inc. (f/k/a Lazzara Fin. Asset Recovery, Inc.)*, Exchange Act Release No. 92010, 2021 WL 2144122 (May 25, 2021).

[3]   *CathayOnline, Inc. (f/k/a Lazzara Fin. Asset Recovery, Inc.)*, Exchange Act Release No. 92349, 2021 WL 2862847 (July 8, 2021).

[4]   15 U.S.C. § 78*l*(j).

[5]   15 U.S.C. §§ 78m(a), 78*l*.

[6]   15 U.S.C. §§ 78m(a), 78*l*(g).

[7]   17 C.F.R. §§ 240.13a-1, .13a-13.

investors and to insure fair dealing" in an issuer's securities.[8] A violation of these provisions does not require scienter.[9]

The OIP alleges that Respondent is delinquent in its periodic filings with the Commission because it has repeatedly failed to meet its obligations to file timely periodic reports. The OIP further alleges that Respondent also failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, by failing to maintain a valid address on file with the Commission, did not receive such letter.

Specifically, the OIP alleges that Respondent is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP further alleges that Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of $825,254 for the prior three months. The OIP alleges that, as of April 13, 2021, the common stock of Respondent was traded on the over-the-counter markets.

The OIP directed Respondent to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[10] The OIP informed Respondent that if it failed to answer, it may be deemed in default, the proceedings may be determined against it upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[11]

B. Respondent failed to answer the OIP or respond to a show cause order.

Respondent was properly served with the OIP, but did not answer it. On July 8, 2021, more than ten days after service on Respondent, it was ordered to show cause by July 22, 2021, why the registrations of its securities should not be revoked by default due to its failure to file an answer and to otherwise defend this proceeding.[12] Respondent was warned that if it "fail[ed] to respond to th[e] order to show cause, it may be deemed in default, the proceeding may be determined against it, and the registration of its securities may be revoked." Respondent did not subsequently answer the OIP or respond to the show cause order.

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[8] 15 U.S.C. § 78m(a).

[9] *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

[10] 17 C.F.R. § 201.220(b).

[11] *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[12] *See supra* note 3.

II. Analysis

A. We hold Respondent in default, deem the OIP's allegations to be true, and find that Respondent violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that if a respondent fails to file an answer required by this rule within the time provided, such respondent may be deemed in default pursuant to Rule 155(a).[13] Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[14] Because Respondent has failed to answer, and has not responded to the order to show cause, we find it appropriate to deem it in default and to deem the allegations of the OIP to be true as to Respondent.

The OIP alleges that Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g),[15] and that it failed to file required annual and quarterly reports. The allegations of the OIP, deemed true, establish that Respondent violated Exchange Act Section 13(a) and the rules thereunder.[16]

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[13]   17 C.F.R. § 201.220(f).

[14]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[15]   *See supra* notes 5-9 and accompanying text. Specifically, the OIP alleges that, on December 29, 1999, Lazzara filed a Form 10SB12G under CIK No. 1100318 to register its shares pursuant to Exchange Act Section 12(g). *CathayOnline, Inc. (f/k/a Lazzara Fin. Asset Recovery, Inc.)*, 2021 WL 2144122, at *1 n.1. CathayOnline, meanwhile, filed a Form 10SB12G under CIK No. 1098390 on December 13, 1999, to register its shares pursuant to Exchange Act Section 12(g), but withdrew that filing prior to its effective date on January 18, 2000. On April 13, 2000, CathayOnline filed a Form 8-K to report that, on January 18, 2000, it entered into an acquisition and merger agreement by which it acquired all of Lazzara's outstanding shares; CathayOnline was the surviving entity in the merger. The Form 8-K states that CathayOnline "elected to succeed to Lazzara's reporting requirements under the Exchange Act" by operation of Exchange Act Rule 12g-3(b). *See* 17 C.F.R. §§ 240.12g-3(b). Accordingly, as the OIP alleges, CathayOnline never itself "registered its shares pursuant to Exchange Act Section 12(g) under CIK No. 1098390, but rather relied upon Lazzara's registration." *CathayOnline, Inc. (f/k/a Lazzara Fin. Asset Recovery, Inc.)*, 2021 WL 2144122, at *1 n.1. CathayOnline filed periodic reports only under CIK No. 1098390, and the last such report was a Form 10-Q for the period ended March 31, 2001. For the avoidance of doubt, this opinion and the accompanying order imposing remedial sanctions applies to all of these entities.

[16]   *See supra* notes 5-9 and accompanying text.

B.   We deem it necessary and appropriate to revoke the registration of all classes of Respondent's registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities if the issuer has failed to make required filings.[17] We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[18]

Although these factors are nonexclusive, and no single factor is dispositive,[19] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[20]

Respondent's violations were recurrent in that it has failed to file required annual and quarterly reports over multiple years.[21] These violations were serious because "reporting requirements are the primary tools which Congress has fashioned for the protection of investors

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[17]   15 U.S.C. § 78*l*(j); *see also* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

[18]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[19]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[20]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

[21]   *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *China-Biotics,* 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent). We take official notice of Respondent's EDGAR filings, which demonstrate that its delinquency has continued since the issuance of the OIP. *See* Rule of Practice 323, 17 C.F.R. § 201.323 ("Official notice may be taken of . . . any matter in the public official records of the Commission . . . ."); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP[] in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission).

from negligent, careless, and deliberate misrepresentations in the sale of stock and securities."[22] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act, . . . depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[23] Respondent's "'long history of ignoring . . . reporting obligations' evidences a 'high degree of culpability.'"[24] And because Respondent failed to answer the OIP or respond to the show cause order, it has submitted no evidence of any efforts to remedy its past violations and ensure future compliance. Nor has it made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation. Respondent has failed to make a "strongly compelling showing" to justify another sanction. We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondent's registered securities.

An appropriate order will issue.

By the Commission (Chair GENSLER and Commissioners PEIRCE, ROISMAN, LEE, and CRENSHAW).

Vanessa A. Countryman
Secretary

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[22] *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (internal quotation marks omitted) (citing *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 20 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[23] *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[24] *See, e.g.*, *Citizens Capital*, 2012 WL 2499350, at *5 (quoting *America's Sports Voice*, 2007 WL 858747, at *3).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 93184 / September 29, 2021

Admin. Proc. File No. 3-20339

In the Matter of

CATHAYONLINE, INC. (F/K/A LAZZARA
FINANCIAL ASSET RECOVERY, INC.)

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of
CathayOnline, Inc. (f/k/a Lazzara Financial Asset Recovery, Inc.) under Section 12(g) of the
Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of September 30, 2021.

By the Commission.

Vanessa A. Countryman
Secretary